UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

 Month of December 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 3 December 2018 entitled 'Total voting rights and issued capital'
2.	Media release dated 3 December 2018 entitled ‘First shipment leaves Rio Tinto’s Amrun bauxite mine in Australia’
3.	Stock Exchange announcement dated 3 December 2018 entitled ‘Transaction in Own Shares’
4.	Stock Exchange announcement dated 4 December 2018 entitled ‘Transaction in Own Shares’
5.	Stock Exchange announcement dated 5 December 2018 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
6.	Stock Exchange announcement dated 5 December 2018 entitled 'Transaction in Own Shares'
7.	Stock Exchange announcement dated 6 December 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
8.	Stock Exchange announcement dated 6 December 2018 entitled ‘Transaction in Own Shares’
9.	Stock Exchange announcement dated 7 December 2018 entitled 'TR-1: Standard form for notification of major holdings'
10.	Stock Exchange announcement dated 7 December 2018 (corrected on 11 December 2018) entitled ‘Transaction in Own Shares’
11.	Stock Exchange announcement dated 10 December 2018 entitled ‘Transaction in Own Shares’
12.	Stock Exchange announcement dated 11 December 2018 entitled ‘Transaction in Own Shares’
13.	Stock Exchange announcement dated 12 December 2018 entitled ‘Transaction in Own Shares’
14.	Stock Exchange announcement of 13 December entitled ‘Rio Tinto plc and Rio Tinto Limited – 2018 Final and 2019 Interim Dividend Dates’
15.	Stock Exchange announcement dated 13 December 2018 entitled ‘Transaction in Own Shares’
16.	Stock Exchange announcement dated 14 December 2018 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
17.	Stock Exchange announcement dated 14 December 2018 entitled ‘Rio Tinto completes sale of Dunkerque aluminium smelter’
18.	Stock Exchange announcement dated 14 December 2018 entitled ‘Transaction in Own Shares’
19.	Stock Exchange announcement dated 17 December 2018 entitled ‘Transaction in Own Shares’
20.	Stock Exchange announcement dated 18 December 2018 entitled ‘Transaction in Own Shares’
21.	Media release dated 19 December 2018 entitled 'Rio Tinto and China Baowu sign Heads of Agreement for joint venture extension discussions’
22.	Stock Exchange announcement dated 19 December 2018 entitled ‘Transaction in Own Shares’
23.	Stock Exchange announcement dated 20 December 2018 entitled ‘Transaction in Own Shares’
24.	Stock Exchange announcement dated 21 December 2018 entitled 'Rio Tinto completes sale of Grasberg interest'
25.	Stock Exchange announcement dated 21 December 2018 entitled ‘Transaction in Own Shares’
26.	Stock Exchange announcement dated 24 December 2018 entitled ‘Transaction in Own Shares’
27.	Stock Exchange announcement dated 27 December 2018 entitled ‘Transaction in Own Shares’
28.	Media release dated 28 December 2018 entitled 'World-first autonomous trains deployed at Rio Tinto’s iron ore operations’
29.	Stock Exchange announcement dated 28 December 2018 entitled ‘Transaction in Own Shares’
30.	Media release dated 31 December 2018 entitled 'Oyu Tolgoi power solution progresses’
31.	Stock Exchange announcement dated 31 December 2018 entitled ‘Transaction in Own Shares’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 January 2019	Date	2 January 2019